[AKIN GUMP STRAUSS HAUER & FELD LLP LOGO]
BRUCE S. MENDELSOHN 212.872.8117/fax: 212.872.1002 bmendelsohn@akingump.com

July 26, 2007

Mr. John F. Reynolds
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

  Re:
  Hicks Acquisition Company I, Inc.
  Registration Statement on Form S-1, File No. 333-143747

Dear Mr. Reynolds:

        On behalf of Hicks Acquisition Company I, Inc. (the "Company"), we respond as follows to the Staff's comment letter, dated July 13, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement ("Amendment No. 1"), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Cathey Baker.

        Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff's comments are reflected.

General

  1.
  Prior to effectiveness, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

        The Company will comply with this comment.

  2.
  Please advise us of the basis for your disclosure that the securities will be listed on the American Stock Exchange. Explain how the company will satisfy each criterion for at least one of the listing standards on the exchange, and include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.

590 Madison Avenue / New York, New York 10022-2524 / 212.872.1000 / fax: 212.872.1002 / akingump.com

        The Company intends to apply to list its securities on the American Stock Exchange. We expect the Company will meet standard 4 of the American Stock Exchange listing standards as it will have at least $75,000,000 in total assets and over $20,000,000 market value of public float.    Standard 4 of the American Stock Exchange Listing standards also requires a minimum public distribution of 500,000 shares and 800 public shareholders or 1,000,000 shares and 400 public shareholders. Based on conversations with the underwriter for the proposed offering, we expect that the Company will have at least 400 public shareholders upon completion of the offering.

  3.
  Prior to the effectiveness of the registration statement, the staff requests a copy of the letter from the NASD or a telephone call informing us that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

        The Company will comply with this comment.

  4.
  We note that management is affiliated with various private equity and/or holding companies. Please clearly discuss in appropriate places in the registration statement whether Hicks Acquisition may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these companies and/or affiliated funds. Please discuss in detail any consideration that the company, officers, or directors have given to entering into a business combination with companies affiliated with the company's existing stockholders, officers, and directors.

        To minimize conflicts of interest, the Company will not consummate a business combination with an entity which is affiliated with our sponsor, officers or directors, including any businesses that are either portfolio companies of, or have otherwise received a material financial investment from, companies or funds affiliated with our officers, directors or sponsor. As a result, the Company and its officers and directors have not given any consideration to entering into a business combination with a portfolio company of, or any companies affiliated with, the Company's existing stockholders, officers or directors. We have revised the Registration Statement to clarify this disclosure on pages 60 and 81.

  5.
  We note the significant, continuing experience and involvement of the company's current officers and directors with private equity firms and portfolio companies. Please provide for each officer and director a list of entities for which a conflict of interest may or does exist vis-à-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities.

        As disclosed in pages 34, 54, 83, 86 and 88 of Amendment No. 1, the directors who are affiliated with the sponsor are Thomas O. Hicks and Joseph B. Armes. Eric C. Neuman, Christina Weaver Vest, Thomas O. Hicks, Jr. and Mack H. Hicks (along with Thomas O. Hicks and Joseph B. Armes) are officers of the Company. The pre-existing fiduciary duties relevant to the Company of each of the foregoing persons are discussed below. Please note that such persons may have other fiduciary duties to entities who are engaged in energy industry as their principal business or whose principal business operations are conducted, and likely to be continued to be conducted, outside of the United States that the Company does not view as being relevant. The entities listed below are also disclosed in the biographical summaries of such persons on pages 74-77 of Amendment No. 1.

        Thomas O. Hicks has pre-existing relevant fiduciary duties to the entities described below:

    •
    Southwest Sports Group, which owns and operates the Texas Rangers baseball team and the Dallas Stars hockey team.

    •
    Latrobe Specialty Steel Company, a specialty steel manufacturer.

    •
    DirecPath, a provider of bundled DIRECTV programming, broadband voice and data services, security and other locally based services to multiple dwelling units.

    •
    Ocular LCD, a designer, manufacturer and marketer of high-performance liquid crystal displays, modules and systems.

    •
    Greatwide Logistics Services, a non-asset based provider of dedicated transportation, third-party logistics, warehouse/distribution and truckload brokerage solutions.

    •
    River City Landscape Supply, a provider of bulk and bagged mulches, soils and decorative rocks.

    •
    SafeMed, a provider of decision support systems for health care professionals.

        Joseph B. Armes has preexisting relevant fiduciary duties to Ocular LCD, DirecPath and River City Landscape Supply, each of which is described above.

        Eric C. Neuman has preexisting relevant fiduciary duties to DirecPath.

        Christina Weaver Vest has preexisting relevant fiduciary duties to Ocular LCD, SafeMed, Fox Pan America Sports and Claxson Interactive Group, as well as to the additional entities described below:

    •
    Sturm Foods, a global dry grocery manufacturer for both retail and food service industries.

    •
    iParty, a party goods retailer.

        Neither Thomas O. Hicks, Jr. nor Mack Hicks have any preexisting relevant fiduciary duties.

        As disclosed on pages 3-4, 15, 33, 80, 81 and 87 of Amendment No. 1, in the event that any of the foregoing officers or directors becomes aware of a business combination opportunity that falls within the line of business of any of the foregoing entities, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to the Company (to the extent that such business combination opportunity would otherwise be within the investment scope of the Company).

  6.
  In addition, because it appears that the current officers and directors are considering the same businesses on behalf of the company and those other entities, it seems appropriate for the prospectus to disclose and discuss all contacts and discussions currently underway that are relevant to the company and its potential target company(ies). To the extent that there are established criteria by which such contacts or discussions are evaluated, insofar as they relate to the company, disclose these criteria and discuss how they are applied. We may have further comment.

        As disclosed on the cover page of the prospectus, the Company has not identified any acquisition target and has not, nor has anyone on its behalf, initiated any substantive discussions with an entity that the Company will acquire in its initial business combination. Because the Company has disclosed that there have been no substantive discussions with an entity that it will acquire in its initial business combination. We believe that the existing disclosure is adequate.

  7.
  The prospectus states on page 56 that, although there are currently no affiliated entities that the company would consider as a target company, the company may nonetheless select a target company that is affiliated with its sponsor, officers or directors. See also page 75 (company would obtain fairness opinion with respect to target company affiliated with sponsor). However, the prospectus states on page 73 that the company will not enter into an initial business combination with an entity that is "affiliated with any of our officers, directors, sponsors or initial stockholders." Please address these apparent inconsistencies. If the company would consider an affiliated entity as a target company, please discuss the circumstances in which it would do so.

        The Company will not acquire any entity that is affiliated with any of its officers, directors or sponsor. We have revised the Registration Statement on pages 60 and 81 to clarify this fact.

  8.
  The prospectus does not appear to provide any information concerning Hicks Equity Partners LLC, which is referenced in connection with the right of first review agreement, discussed below. Please describe this company's business and ownership.

        Hicks Equity Partners LLC is a Texas limited liability company engaged in the private equity business. Its controlling member and manager is Thomas O. Hicks. We have revised the Registration Statement on page 33 to include this information.

  9.
  We note the company's right of first review with respect to certain business opportunities. Generally, officers and directors of the company who are also officers, members/partners of Hicks Holdings, LLC or Hicks Equity Partners LLC must generally offer an opportunity that has a fair market value of $320 million or more to the company first, whereas they must present an opportunity that has a lower fair market value to the two other Hicks entities first. See, e.g., pages 31, 76. Please explain why $320 million was selected as the amount at which business opportunities are separated into two groups and discuss how fair market value would be determined. Also include the agreement as a material contract and as an exhibit to the registration statement.

        We have revised the Registration Statement to lower the $320 million threshold to $200 million. Although it is much more likely that there would be only one company as the acquisition target in the Company's initial business combination, $320 million was initially selected because it is 80% of the $400 million sought to be raised. This figure has been lowered to $200 million to address the fact that more than one acquisition may be combined to reach the minimum fair market value requirement for an initial business combination.

        The agreements describing the obligations of affiliates of the Company to offer certain business combination opportunities with a fair market value in excess of $200 million to the Company are set forth in the insider letters to be executed by our sponsor, officers and directors, forms of which have been filed as Exhibits 10.2 and 10.3 to Amendment No. 1.

  10.
  We note that, if the initial business combination consists of an acquisition of less than 100% of one or more target companies, the aggregate fair market value of the portion(s) acquired must equal at least 80% of the initial amount in the trust account, excluding the underwriters' deferred compensation. See, e.g., page 12. Please explain how this requirement meshes with the company's right of first review. For example, please explain in greater detail the impact that the right of first review could have on the size of the company in which Hick Acquisition could acquire. Please revise accordingly the related risk factor on page 30, and its subheading, or add a separate risk factor.

        The matters that are subject of this comment are discussed in the Company's response to comment No. 9 above.

  11.
  The prospectus sets forth certain general criteria and guidelines that the company will use to evaluate prospective target companies. See, e.g., pages 2, 52. The prospectus also states that the company has not established "any other specific attributes or criteria," but may also consider a variety of identified factors. See, e.g., pages 3, 56. However, the prospectus also states that, subject to the 80% requirement previously mentioned, the company will have "virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses." See page 55. In view of this consideration, please explain the usefulness to potential investors of the criteria and guidelines set forth in the prospectus. Describe the circumstances in which company would disregard these criteria and guidelines.

        The criteria and guidelines for a business combination on pages 2 and 60-61 of Amendment No. 1 are intended to provide investors with disclosure regarding the types of factors that the Company may consider when evaluating a prospective business combination. The disclosure on pages 3 and 61 of the Amendment No. 1 regarding the flexibility of the Company to pursue business acquisitions is intended to provide disclosure to investors that the Company is not limited by the guidelines.

        We note that where the criteria and guidelines are referenced on pages 3 and 60-61 of Amendment No. 1, the guidelines are immediately followed by a disclaimer that the criteria and guidelines are not meant to be exhaustive and that the Company may consider additional factors deemed by its management to be relevant. We have revised this disclaimer in both places on pages 3 and 61 of Amendment No. 1 to clarify that the Company may consider additional factors when its management deems other factors arising in a given scenario to be relevant.

  12.
  The prospectus states that the company will proceed with a business combination only if, among other things, public stockholders owning no more than 30% (minus one share) of the shares sold in the offering exercise their conversion rights. Please provide clear disclosure throughout the prospectus that this percentage requirement is different from that of a traditional SPAC and add a risk factor. Provide clear disclosure throughout that this requirement will make it easier for a business combination to be approved.

        We have clarified the language in the risk factor on p. 36 to indicate that it may be easier for us to obtain stockholder approval of an initial business combination than it would be for many blank check companies that may use a 20% threshold and note that the disclosure regarding the 20% threshold was previously in the Registration Statement. We have also revised the Registration Statement to include this disclosure on pages 62 and 64.

  13.
  We note that the company may require stockholders who wish to convert their shares to tender their certificates to the company's transfer agent prior to the stockholder meeting or to deliver their shares to the transfer agent electronically. See, e.g., risk factor seven on page 22; page 58. Please revise the disclosure, as applicable in the summary and business section to contrast the procedures for conversion with those of traditional SPACs. In addition, please explain the reason and need for these additional steps and the tendering of certificates before the stockholder meeting, given that it is unclear whether conversion will occur.

        The disclosure in the Registration Statement has been revised on pages 14-15 and 63-64 to contrast the procedures for conversion with those of other SPACs that do not require the physical tender of certificates in advance of a relevant stockholder vote on a proposed business combination and to explain the rationale for this requirement. The Company's rationale for this requirement is that under the traditional method for an exercise of conversion rights in connection with a blank check company's business combination, a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise their conversion rights. After the business combination was approved, the company would contact such stockholder to arrange for him to deliver his certificate to verify ownership. As a result, the stockholder had an "option window" after the consummation of the business combination during which he could monitor the price of the stock in the market. If the price rose above the conversion price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation in consideration for the conversion price. Thus, the conversion right, to which stockholders were aware they needed to elect before the stockholder meeting, would become a "put" right surviving past the consummation of the business combination until the converting holder delivered his certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a converting holder's election to convert is irrevocable once the business combination is approved. Please see pages 14-15 and 63-64 of Amendment No. 1.

  14.
  We note the transfer restrictions upon the founders' units, sponsors' warrants and co-investment units that bind the entities that purchased or will purchase such securities. Please describe in more detail whether the transfer restrictions would apply to the ownership interests or interest holders of those entities. If not, for each entity, please disclose its name and number of owners or interest holders, and describe its business.

        The transfer restrictions upon the founders' units, sponsors' warrants and co-investment units that provide that such securities are not transferable or saleable until 180 days after the completion of the Company's initial business combination (except to the Company's officers and directors and other persons affiliated with the sponsor) will also be applicable to the equity interests held by the persons and entities that hold equity interests in such entities, except as set forth in the following sentence. The equity interests in such entities will not be transferred by the interest holders except to officers and directors of the Company and other persons affiliated with the sponsor or an investor and except in connection with estate planning transfers.

        The Registration Statement has been revised on page II-5 to include disclosure that the equity holders in the sponsor will be Thomas O. Hicks and various employee affiliates of Hicks Holdings, LLC and Hicks Equity Partners, LLC and that the business of the sponsor is solely to act as the sponsor of the Company in connection with the offering contemplated by, and disclosed in, the Registration Statement.

  15.
  We note that some of the company's key personnel may remain with the combined company. See, e.g., pages 30, 57. Please identify the individuals who may remain in senior management or advisory positions with the combined company.

        It is unclear at this time whether any of the Company's key personnel will remain in senior management or advisory positions with the combined company. The determination as to whether any of the Company's key personnel will remain with the combined company will be made at the time of the Company's initial business combination. We have revised the Registration Statement on pages 32 and 62 to further discuss this uncertainty.

Calculation of Registration Fee

  16.
  Based on the calculation of registration fee table, it appears that the registrant is not registering the shares underlying the warrants included as part of the units. Please advise.

        As noted on pages 6, 29 and 92-93 of Amendment No. 1, the Company has agreed to use its best efforts to have an effective registration statement covering the shares of common stock issuable upon exercise of the warrants as of the date the warrants become exercisable and to maintain a current prospectus relating to those shares of common stock until the warrants expire or are redeemed. Thus, the warrants are not being included in the Registration Statement at this time.

Table of Contents, page i

  17.
  Please move the dealer prospectus delivery obligations to the outside back cover page of the prospectus as required by Item 502(b) of Regulation S-K.

        The disclosure on the back cover page of the prospectus has been revised as requested.

Co-investment units, page 10

  18.
  We note that Mr. Thomas O. Hicks, is required to make the "co-investment," either directly or through a controlled affiliate. Please name the controlled affiliate.

        Because Mr. Hicks may make the co-investment himself, it is possible that a co-investment entity controlled by Mr. Hicks may not be necessary and thus, one has not been formed at this time.

  19.
  In the summary, or elsewhere in the prospectus, please describe in detail the business purpose of the co-investment. Also disclose whether Thomas Hicks and/or the controlled affiliate are bound to purchase the securities, and if so, please include the disclosure required in Part II of the registration statement. If not, please discuss when such agreements will be entered into. In addition, please describe the principal terms of any related agreements and the file agreements as exhibits. Lastly, please discuss the intended use of proceeds from such funding. We may have further comment.

        The Registration Statement has been revised to include the business purpose of the co-investment, which is to provide further capital to the Company and to demonstrate Mr. Hick's commitment to a business combination that is advantageous to the Company. The form of the agreement that contains the obligations of Mr. Hicks to make the investment either directly or through a controlled affiliate has been filed as Exhibit No. 10.10 to Amendment No. 1 and the relevant information relating to such commitment has been disclosed in Part II of the registration statement. Please see pages 11 and 86 of Amendment No. 1.

  20.
  Please explain the statement that, "The holders of the co-investment units will not receive any additional carried interest (in the form of additional units, common stock, warrants or otherwise) in connection with the co-investment."

        We have revised the Registration Statement to delete this sentence.

  21.
  Please explain the purpose for the agreement between the company and the sponsor that, if the co-investment does not occur, the sponsor will sell the founder's shares and founder's warrants to the company. Please describe the agreement and file the agreement as an exhibit. Also, quantify and explain the agreed-upon consideration, i.e., "at a price equal to the par value of the founder's shares"

        We have included disclosure of the purpose on pages 11, 55 and 86 of Amendment No. 1.

Risk Factors, page 21

  22.
  We note the risk factor on page 26 in regards to stockholders being held liable for claims by third parties against the company to the extent of distributions received by them. Please add a separate risk factor that discusses the risk that third party claims brought against the company could reduce the proceeds held in trust and the per-share liquidation price received by stockholders.

        The requested risk factor is already included on page 26 of Amendment No. 1.

  23.
  The forty-first risk factor on page 39 discusses certain provisions in the amended and restated certificate of incorporation that may not be amended without the vote of the board and the unanimous consent of stockholders. See also page 62. The prospectus notes on page 39 that the validity of unanimous consent requirements under Delaware law has not been settled. Please add this disclosure to the summary. It appears that the company, unlike the traditional SPAC, may not view the provisions referenced above as obligations to its stockholders and not seek to amend the provisions. Please discuss.

        The Registration Statement has been revised to add the requested disclosure to the summary regarding that the validity of unanimous consent requirements under Delaware law has not been settled. Please see pages 20 and 42 of Amendment No. 1. While the Company has been advised that the validity of unanimous consent provisions under Delaware law has not been settled, the Company views these provisions as obligations to our stockholders and will not take any action to amend or waive these provisions.

  24.
  We note that the prospectus contains risk factors concerning the possibility of a combination with a company located outside the United States. Please add this disclosure, or expand upon it, elsewhere in the prospectus, as appropriate.

        As reflected in the Registration Statement, the Company will not complete a business combination with a company whose principal business operations are conducted outside of the United States or Canada. We have revised the Registration Statement to eliminate the risk factors concerning the possibility of an international business combination. We have also revised the Registration Statement on the cover page and pages 1, 30, 33, 51, 56, 57, 59 and 60 to disclose that we will not complete a business combination with a company whose principal business operations are conducted outside of the United States or Canada.

Proposed Business, page 52

  25.
  We note the statement on page 53 that the company intends to focus its search for a target company initially on businesses in the United States, but "will also explore opportunities in international markets that are attractive to us." Please explain what is meant by "international markets" and discuss the circumstances in which the company would find such opportunities "attractive." Also, briefly discuss this information in the prospectus summary.

        As disclosed in our response to comment No. 24, the Company will not complete a business combination with a company whose principal business operations are conducted outside of the United States or Canada.

  26.
  On pages 53, the company's structure is described as being attractive for private businesses to go public, as it will provide greater certainty and lower costs. Please explain why the company believes this to be true and reconcile it with the difficulties outlined on pages 66-67.

        The Registration Statement has been revised to explain that even though there are costs and obligations associated with being a public company, a target desiring to go public may still find a business combination with the Company to be a more certain, cost effective and efficient method to becoming part of a public company. Please see pages 57-58 of Amendment No. 1.

  27.
  On page 55, the company stated it may use third party finders and pay a finder's fee to locate potential businesses. Please disclose when and why the company would use a finder and how it would calculate a reasonable fee. Please also disclose why the company would need the use of finders when its management expertise includes industry contacts and expertise in locating attractive business opportunities.

        The Registration Statement has been revised to explain that a finder may be engaged in the event that management of the Company determines that the use of a finder may bring opportunities to the Company of which it might be otherwise unaware. Any compensation for a finder would be consistent with market compensation paid to finders in any similar transaction. The use of finders is not something the Company will necessarily use given the deal-sourcing abilities of management, but the deal sourcing activities of management may be supplemented by the use of finders in the event that management determines that the use of a finder is in the best interests of the Company. In addition, finders may approach the Company with a possible transaction on an unsolicited basis and the Company does not want to foreclose such an opportunity if it is in the Company's best interests. Please see page 60 of Amendment No. 1.

Limited ability to evaluate the target business' management, page 57

  28.
  The Prospectus states that "it is unlikely that any of them [directors] will devote their full efforts to our affairs subsequent to a business combination." Please clarify if this statement means it is unlikely that any of the current directors will remain a director after the business combination.

        The future role of members of the management team of the Company, if any, in a target business cannot currently be stated with any certainty. While it is possible that one or more of the Company's officers or directors will remain associated in some capacity with the Company following its initial business combination, it is unlikely that any of them will devote their full efforts to the Company's affairs subsequent to a business combination. We have revised the Registration Statement on page 62 to disclose this uncertainty.

Conflicts of Interest, page 75

  29.
  On page 75, you disclose that the officers and directors agreed not to organize or become involved with any other blank check company until Hicks Acquisition has entered into a letter of intent, agreement in principle or definitive agreement. Please disclose if these agreed upon terms are in a binding written contract, and if so, please describe the principal terms of the agreement and file it as an exhibit.

        Our officers and directors have agreed not to organize or become involved with any other blank check company until the closing of the Company's initial public offering. In addition, our officers and directors have agreed not to organize or become involved with any blank check company with the same focus as the Company (specifically, the ability to complete a business combination with any business other than businesses engaged in the energy industry or whose principal business operations are conducted outside of the United States or Canada) until the Company has entered into a definitive agreement regarding the Company's initial business combination. These restrictions are set forth in the insider letters to be executed by our officers and directors, forms of which are filed as Exhibits 10.2 and 10.3 to Amendment No. 1.

  30.
  We note the disclosure in the first bullet point on page 75. Please clarify how the officers and directors will allocate their time between the company and those entities in which they have pre-existing fiduciary obligations.

        Management of the Company believes that it can fulfill its fiduciary duty to its stockholders and at the same time fulfill other fiduciary management duties that such managers have. In reaching this viewpoint, management notes that until the initial business combination, the Company will not be undertaking any substantive business activities other than the search for an initial business combination target and the execution of an acquisition.

  31.
  We note the statement on page 76:

      that each of our officers has agreed... to present to us for our consideration, prior to the presentation to any other entity, any business opportunity with a fair value of $320 million or more, subject to any pre-existing fiduciary or contractual obligations he or she might have.

    Please describe the pre-existing fiduciary or contractual obligations that officers and/directors have and how those obligations would affect the agreement.

        The pre-existing fiduciary duties and other contractual obligations are disclosed in the Company's response to comment No. 5 above. The Company further notes that it has filed the forms of the relevant agreements as exhibits No. 10.2 and 10.3 to Amendment No. 1.

Description of Securities, page 82

  32.
  Please advise whether the founders,' sponsors' and co-investment warrants are subject to the same 12 month waiting period as the public stockholders' warrants. If they are not, please revise and add any related risk factors, e.g., the founders and sponsors' warrants could be exercised prior to the public stockholders' warrants.

        The Registration Statement has been revised to clarify that the 12 month waiting period is not applicable for the founder's warrants, but is applicable for the sponsor warrants and co-investment warrants. The founder's warrants may be exercised as soon as 120 days following the completion of the Company's initial business combination (assuming that the last sale price of the Company's common stock equals or exceeds $14.25 for any 20 days within any 30 day trading period beginning 90 days after our initial business combination and that there is an effective registration statement covering the shares of common stock issuable upon exercise of such warrants). Please see page 93 of Amendment No. 1.

Underwriting, page 98

  33.
  We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

        The Registration Statement has been revised to include the requested disclosure. Please see page 104 of Amendment No. 1 for additional disclosure along the foregoing lines.

Financial Statements

  General

  34.
  Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

        A currently dated consent of KPMG LLP has been filed with Amendment No. 1 as Exhibit 23.1. Updated financial statements have been included in Amendment No. 1 as required by Rule 3-12(g).

Notes to Financial Statements

  General

  35.
  Please revise to disclose the impact that recently issued accounting standards will have on your financial statements when adopted in a future period in accordance with SAB Topic 11M.

        The notes to the financial statements have been revised to include the requested disclosure. The revised disclosure is included in Note 2 on page F-10 of Amendment No.1.

  36.
  Please revise to disclose the commitment by Mr. Hicks to purchase 2 million co-investment units immediately prior to the consummation of the initial business combination, but subsequent to the signing of a definitive business combination agreement and approval of the business combination consistent with disclosure on page 10.

        The notes to the financial statements have been revised to include the requested disclosure. The revised disclosure is included in Note 4 on page F-11 of Amendment No.1.

Part II

  Item 15. Recent Sales of Unregistered Securities

  37.
  Please disclose whether HH-HACI, L.P. is an accredited investor. See Rule 501 of Regulation D. Please disclose if this entity was formed for the purpose of investing in Hicks Acquisition Company I, Inc. If yes, please disclose the number of investors in HH-HACI, L.P. and describe whether the investors are accredited under Rule 501.

        HH-HACI, L.P. is an accredited investor for purposes of Rule 501 of Regulation D. This entity was formed for the sole purpose of investing in the Company. Thomas O. Hicks is currently the only investor in HH-HACI, L.P., but other officers of Hicks Holdings, LLC and Hicks Equity Partners, LLC, each of whom will be an accredited investor under Rule 501, will be added as investors before the closing of the offering.

  Exhibits

  38.
  Please file all available exhibits listed in Item 16 of the prospectus with your next amendment.

        Exhibits 3.1, 3.2, 10.2, 10.3, 10.4, 10.6, 10.7, 10.9, 10.10, 14, 23.1 and 99.4 have been filed with Amendment No. 1. The remaining exhibits will be filed with a subsequent amendment to the Registration Statement.

                      Sincerely,

                      /s/ Bruce S. Mendelsohn

                      Bruce S. Mendelsohn

cc:
Joseph B. Armes